EXHIBIT B


[LOGO] KOOR INDUSTRIES LTD.
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                                                      OFFICE OF LEGAL COUNSEL
                                                      21 Ha'arba'a Street
                                                      Tel Aviv 64739
                                                      Israel
                                                      Tel: 972-3-6238420
                                                      Fax: 972-3-6238425

                                                      May 24, 2000

The Securities Authority     The Tel Aviv Stock Exchange    The Registrar of Companies
22 Kanfei Nesharim St.       54 Ahad Ha'am St.              97 Yafo St.
Jerusalem 95464              Tel Aviv 65202                 Jerusalem 91007
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

Fax: 02-6513940              Fax: 03-5105379
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Dear Sirs,

               RE:  IMMEDIATE REPORT - KOOR INDUSTRIES LTD. (NO. 35/2000)
                    -----------------------------------------------------
                    COMPANY NO.  52-001414-3

Koor Industries Ltd. (hereinafter: "Koor" or "The Company) hereby announces the following:

The Board of Directors, in a meeting held this morning, decided as follows:

1.  ANNUAL GENERAL MEETING

On Monday, June 19, 2000 at 10:30 a.m. (Israel Time) an Annual General Meeting of the company's share holders will be held. The meeting will take place at the company's registered address, 21 Ha'arba'ah St., Tel Aviv (Platinum House, 19th Floor).

The agenda of the Annual General Meeting will be as follows:

a. Declaration of a final dividend for the years 1998 and 1999 (the sum of NIS 13.495 per Ordinary Share - 1998 and the sum of NIS 14.1 per Ordinary Share - 1999).

b. To appoint Dr. Janet Aviad, Mr. Chemi Peres and Mr. David Rubner as members of the Board of Directors of the Company.

c. To approve the annual fees, meeting participation fees and reimbursement of expenses of members of the Board of Directors (who are not officers of the Company) the maximum rate of compensation prescribed in the Regulations for a Grade "D" company.

d.    To reappoint Somekh Chaikin as the Company's auditors.

e.    Presentation  of  the  Audited   Financial   Statements  of  the
      Company and the Report of the Directors for the year ended December 31, 1999.

It is possible to look at the full version of the decisions at the company offices, 21 Ha'arba'ah st. (Platinum House, 19th Fl.) at the company's secretary, during regular business hours. Any shareholder who wants to participate in this meeting, using a representative or power of attorney, should deposit the appointment letter with the secretary of the company at the company offices, at least 48 hours prior the scheduled meeting.

2.  INTERIM DIVIDEND

A first interim dividend for the year 2000 will be distributed to share holders as follows:

The interim dividend that is distributed will be for the sum of NIS 3.8 per ordinary share (value of NIS 0.001) of the company.

The determining date as to the right of shareholders to receive dividend is Sunday, June 18, 2000.

The "X" date is set for June 19, 2000.

The dividend payment date is Monday, July 3, 2000.

The tax rate deduced will be 25%, and will be deducted according to the applicable laws .



                                                      Yours sincerely,

                                                      Shlomo Heller, Adv.